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                                                                  Exhibit 99.A.3


        FORM OF CONFIRMATION TO OPTIONEES ELECTING TO PARTICIPATE IN THE
                               OFFER TO EXCHANGE

To    [OPTION HOLDER]

This message confirms that on January __, 2003, Radyne ComStream Inc. cancelled __________ option(s) to purchase __________ shares of Radyne ComStream's common stock, which you submitted for exchange under your Transmittal Letter. Radyne ComStream will grant you a new option to purchase __________ shares, with the terms and conditions described in the Offer to Exchange, dated December 23, 2002, subject to your continued employment at Radyne ComStream and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Garry D. Kline by e-mail at gkline@radynecomstream.com, or by telephone at (602) 437-9620.

Thank you,

Robert C. Fitting
Chief Executive Officer